UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NATIONAL INTERSTATE CORPORATION

(Name of Issuer)

Common Shares, Par Value $.01 Per Share

(Title of Class of Securities)

63654U 10 0

(CUSIP Number)

Alan R. Spachman

1 Westbury Park Way, Suite 101

Bluffton, South Carolina 29910

(843) 757-3838

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Amendment No. 2 to the Schedule 13D, filed by Alan R. Spachman with respect to the Common Shares, $.01 par value per share (the “Common Shares”), of National Interstate Corporation (the “Company”) on February 14, 2014 and amended on February 19, 2014 (the “Schedule 13D”), amends and supersedes in their entirety the items contained in the Schedule 13D that are set forth below.

Item 4.	Purpose of Transaction.

Mr. Spachman filed his initial Schedule 13G with respect to shares of the Company on February 2, 2005.

On February 5, 2014, Great American Insurance Company ( “Purchaser”), an Ohio corporation and wholly-owned subsidiary of American Financial Group, Inc., an Ohio corporation (“Parent”), launched a tender offer (the “Tender Offer”) to purchase all the outstanding Common Shares of the Company, other than Common Shares owned by Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 5, 2014 (as amended on February 18, 2014, February 21, 2014, February 24, 2014, February 26, 2014, February 27, 2014, February 28, 2014, March 3, 2014 and March 5, 2014 and as it may be further amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal. The Tender Offer is further described in a Tender Offer Statement on Schedule TO, which was originally filed by Purchaser and Parent with the U.S. Securities and Exchange Commission on February 5, 2014 (as amended on February 18, 2014, February 21, 2014, February 24, 2014, February 26, 2014, February 27, 2014, February 28, 2014, March 3, 2014 and March 5, 2014 and as may be further amended or supplemented from time to time, the “Schedule TO”). Parent and Purchaser issued a press release on February 18, 2014 to increase the purchase price offered in the Tender Offer from the original price of $28 per Common Share to $30 per Common Share, in each case net to the seller in cash, without interest and less any applicable withholding of taxes. Parent and Purchaser issued another press release on March 3, 2014 to waive the “minimum tender” condition and extend the expiration date of the Tender Offer to 12:00 midnight, Eastern time, on March 17, 2014.

Under Section 14d-9 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s board of directors is required to review the Tender Offer and make a recommendation to the Company’s shareholders as to whether they should tender their Common Shares at the proposed offer price. The Company’s Solicitation/Recommendation Statement on Schedule 14D-9 was filed on February 19, 2014 and amended on March 3, 2014 and stated that the board of directors of the Company determined not to express an opinion on the Tender Offer and to remain neutral with respect to the Tender Offer.

On February 19, 2014, Mr. Spachman filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Spachman Schedule 14D-9”) setting forth his recommendation against the Tender Offer for the reasons set forth therein. Mr. Spachman filed an amendment to the Spachman Schedule 14D-9 on March 6, 2014 (the “Amended Spachman Schedule 14D-9”). The information set forth under “Item 4. The Solicitation or Recommendation” and “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” in the Spachman Schedule 14D-9 attached as Exhibit 1 hereto, as amended by the Amended Spachman Schedule 14D-9 attached as Exhibit 2 hereto, is incorporated in this Item 4 by reference.

On March 5, 2014, Mr. Spachman sent a letter (the “Letter) to the members of the board of directors of Parent, outlining his concerns with the actions Parent and the Company have taken in connection with the Tender Offer. A copy of the Letter is attached as Exhibit 3 hereto and is incorporated in this Item 4 by reference.

Also on March 5, 2014, Mr. Spachman filed a complaint in the United States District Court for the

Northern District of Ohio, naming as defendants: Purchaser; Parent; the Company; Joseph E. Consolino; Gary J. Gruber; Keith A Jensen; Donald D. Larson; David W. Michelson; and Vito C. Peraino (the “Spachman Complaint”). The Spachman Complaint alleges that the Tender Offer is a coercive tender offer orchestrated by Parent to acquire the Company’s outstanding public shares through a flawed process, on the basis of misleading disclosures, at an unfair price, and with the benefit of highly material inside information that Parent and Purchaser are deliberately withholding from the Company’s public shareholders. The Spachman Complaint further alleges that the defendants have engaged in violations of the federal securities laws, violation of Ohio’s Control Share Acquisition statute and breaches of fiduciary duty. The Spachman Complaint seeks injunctive relief. On March 5, 2014, Mr. Spachman also filed a memorandum of law in support of the motion for a temporary restraining order and preliminary injunction petitioning the court for a temporary restraining order and preliminary injunction prohibiting consummation of the Tender Offer.

D.F. King & Co., Inc. (“DF King”) has been retained to assist Mr. Spachman in connection with communications with the Company’s shareholders in relation to the Tender Offer. DF King will be paid customary compensation for such services. In addition, DF King and certain related persons will be indemnified against certain liabilities relating to or arising out of the engagement.

Mr. Spachman reserves the right to formulate plans and/or make proposals, and to take actions with respect to his investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 7.	Material to Be Filed as Exhibits.

1. Solicitation/Recommendation Statement on Schedule 14D-9 filed by Mr. Spachman on February 19, 2014 (incorporated by reference to such filing)

2. Amendment to Solicitation/Recommendation Statement on Schedule 14D-9 filed by Mr. Spachman on March 6, 2014 (incorporated by reference to such filing)

3. Letter from Mr. Spachman to the members of the board of directors of American Financial Group, Inc., dated March 5, 2014 (incorporated by reference to Exhibit (a)(1) to the Amended Spachman Schedule 14D-9)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2014

/s/ Alan R. Spachman
Alan R. Spachman